Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Three Months Ended March 31, 2011	For the Twelve Months Ended December 31, 2010	For the Three Months Ended March 31, 2010
Earnings
Net income from continuing operations	$311	$992	$226
Preferred stock dividend	3	11	3
(Income) or loss from equity investees	2	2	(1)
Minority interest loss	—	—	—
Income tax	169	548	122

Pre-tax income from continuing operations	$485	$1,553	$350
Add: Fixed charges*	165	660	163
Add: Distributed income of equity investees	—	—	—
Subtract: Interest capitalized	—	—	—
Subtract: Pre-tax preferred stock dividend requirement	5	19	5

Earnings	$645	$2,194	$508

* Fixed charges
Interest on long-term debt	$141	$580	$146
Amortization of debt discount, premium and expense	6	17	4
Interest capitalized	—	—	—
Other interest	7	21	2
Interest component of rentals	6	23	6
Pre-tax preferred stock dividend requirement	5	19	5

Fixed charges	$165	$660	$163

Ratio of Earnings to Fixed Charges	3.9	3.3	3.1